Attn: Craig Wilson, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington D.C. 20549

RE: FILE No. 000-11559

Key Tronic Corporation

Form 10-K for Fiscal Year Ended July 2, 2005

Forms 10-Q for Fiscal Quarters Ended October 1, 2005 and December 31, 2005

Dear Mr. Wilson:

This provides Key Tronic Corporation’s responses to the comments received by facsimile on April 3, 2006 from the staff of the Securities and Exchange Commission (“Staff”) regarding the above referenced filings. We understand that the purpose of the Staff’s review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Key Tronic Corporation (the Company) strives to provide its investors with accurate and adequate disclosure that provides a transparent discussion of its financial performance, key aspects of its business, and known or expected trends. We believe that the Staff’s comments and observations will assist us in furthering our efforts.

We have included in the attachment to this cover letter the Staff’s comment prior to each of the Company’s responses including, as appropriate, proposed revisions to disclosures that we anticipate making in future filings.

We have attempted to provide clear and complete responses and resolutions/approaches to each of your comments.

In addition we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 509-927-5295 if you have any questions.

Sincerely,

/S/ RONALD F. KLAWITTER
Ronald F. Klawitter
Executive Vice President of Administration,
Chief Financial Officer and Treasurer

Form 10-K for the Fiscal Year Ended July 2, 2005

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 10

1.	We note your explanation surrounding the significant increase in net sales during 2005. Tell us more about the increase in the “end-market demand”. We also note the gross profit decline from 2004 to 2005. In this regard, tell us whether management considers these and any other material changes to be trends that will have, or are reasonably likely to have, a material impact on the company’s future operating results or liquidity. Note that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance.

Response:

Item 303(a)(3)(iii) of Regulation S-K provides that, to the extent that material changes in net sales occur the financial statements must disclose and identify key reasons underlying the change. The Company endeavors to include in its MD&A known changes in net sales that it has been able to determine. As a contract manufacturer, the Company’s net sales can change significantly each quarter. This is also further discussed on page 11 under the caption “Gross Profit”:

“Gross profit margins reflect the impact of a number of factors that can vary from period to period, including product mix, start up costs and efficiencies associated with new programs, product life cycles, sales volumes, capacity utilization of the Company’s resources, management of inventories, component pricing and shortages, end market demand of our customers’ products, fluctuations and timing of customer orders, and competition within the EMS industry.”

The disclosure on page 10 of “end market demand” was to reiterate that three of the Company’s largest customers saw significant increases in demand for the assemblies that we supply them. The increase in these top three customers’ demand is disclosed in the table of the Company’s concentration of revenue found on page 4. As a contract manufacturer, we do not know the reasons for the change in market conditions affecting our customers sales of the end products.

Our gross profit as a percent of net sales changed to 8.1% in fiscal 2005 from 8.9% in fiscal 2004. As shown in the financial highlights of the past five years – gross profits and net sales have fluctuated significantly from quarter to quarter. Fluctuations of this magnitude or greater are often seen in our industry due to the number of factors disclosed on page 11 of our 10-K and reiterated in the caption above. Gross profit margins on our products range from 2% to 44%. Thus a change in our product mix can have a significant impact on our quarterly gross profit margin. The Company can forecast its net sales and gross profits within only a short window of approximately one quarter based on these factors.

However in an effort to increase our disclosures on expected trends, all subsequent filings to this Form 10-K have and future filings will continue to include management’s estimates of the next quarter’s range of net sales. In addition, we will define “end-market” demand and further expand this disclosure when possible in any future filings.

Capital Resources and Liquidity, page 13

2.	We note your “Overview” disclosure on page 9 that discusses investing in additional equipment but no discussion of plans to fund these investments. If there are material capital requirements associated with these plans please explain to us and disclose the long and short term requirements.

Response:

The context of the discussion in the “Overview” was meant to present the Company’s long-term growth plans and not specific material capital expenditure requirements. The Company has historically effectively invested in additional equipment when required by new customer programs through our revolving line of credit, operating cash flow and leasing abilities. No specific material capital requirements were known at fiscal year end July 2, 2005. At July 2, 2005 the Company still had sufficient general EMS equipment and facilities capacity for product growth as well as $12 million available on the revolving line of credit. As for customer product specific equipment requirements the Company often requires the customer to reimburse the Company for the cost of acquiring such equipment. As stated in the “Capital and Liquidity” section on page 13:

“The Company believes that projected cash from operations, funds available under the revolving credit facility, and leasing capabilities will be sufficient to meet our working and fixed capital requirements though fiscal year 2006 and the foreseeable future.”

No material capital requirements or any expected change in the mix or relative cost of current resources existed at July 2, 2005. Should the Company have any in the future, we will include in future filings a discussion of funding requirements and anticipated actions as appropriate.

3.	For other expected funding requirements your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 303 of Regulation S-K and Section IV of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations” (Release No. 34-48960) regarding your MD&A disclosures.

Response:

The principal sources of liquidity of the Company include the asset-based revolving line of credit facility with CIT Business Credit Inc. and internally generated cash flows. The changes in the revolving line of credit were disclosed on page 13 under the “Capital Resources and Liquidity” section. As indicated in our response to item 2 above, we have no material capital requirements or other long-term financing needs at this time. More in depth discussions of internally generated cash will be included in all future filings where appropriate in accordance with Item 303 and the Commission Guidance.

Critical Accounting Policies, Page 14

4.	You indicate that revenue is recognized when products are shipped. In this regard, we note your disclosure that sales revenue from manufacturing is recognized upon shipment of the manufactured product under contractual terms, which are generally FOB shipping point (your page 25). Describe the exceptions to this policy and indicate how you identify and account for “non-standard” shipping terms.

Response:

The “non-standard” application mentioned on page 25 relates to a specific contract with one customer which allows the customer a “right of return” of all products if not sold by the customer to its end users. These shipments are not included in revenue until the customer reports to the Company that product has been sold to its end use customer. Therefore, revenue is appropriately not recognized when products are shipped. The total amount of shipments to this customer was approximately $2.7 million or less than 2% of total revenue during fiscal 2005. If a material non-standard arrangement exists we will include further disclosure as appropriate in all future filings.

5.	Where customer purchase orders are the persuasive evidence of your arrangements confirm to us that the customer’s purchase order terms are consistent with your terms of sale and collection.

Response:

The Company confirms that the purchase order terms are consistent with the terms of sale and collection. All future filings will include mention of this fact in “Critical Accounting Policies”.

Consolidated Financial Statements

Consolidated Statement of Operations, page 20

6.	Please explain why you do not present separately product and service revenues and costs on the face to the statements of operations following Rules 5-03.1 and 2 of Regulation S-X, respectively, or supplementally support their inapplicability to the staff in quantified detail.

Response:

As discussed in Rule 5.03(b) of Regulation S-X, if income is derived from more than one of the sub-captions described under 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. Similarly, the related costs and expenses as described under 5-03.2 should be combined in the same manner.

The Company’s service revenue during fiscal year ended July 2, 2005 was approximately $900,000 and less than 1% of total consolidated revenue. Therefore, the Company chose to combine it with net revenue of product. Similarly the Company included all associated costs in costs of sales. If a described revenue source exceeds the 10% requirement the Company will in future filings separately state product and service revenues in the consolidated statements of operations.

7.	We note your classification of the “gain on life insurance proceeds” within the operating expense (income) section of your consolidated statements of operations. Tell us how you considered classification of the gain in view of Rule 5-03(b)(7) of Regulation S-X. While the classification as a separate component of continuing operations is appropriate following the AICPA TPA 5400.4 it appears to the staff that the gain should be classified in a non-operating income sub-caption under Rule 5-03 of Regulation S-X. Please revise or tell us why revision is not appropriate.

Response

The Company separately stated the gain on insurance proceeds and provided substantial footnote disclosure due to the unique nature of the transaction with the intent to adequately advise our investors of its effect on net income.

We carefully considered the classification of the gain in preparing the statement of operations and determined that it would be best classified in operating income for the following reasons:

•	The life insurance policy premiums were previously expensed through operating expenses. Therefore, we wanted to match the life insurance proceeds with the expenses within the same classification on the statement of operations.

•	The purpose of purchasing the life insurance policy was to fund the post retirement benefits for a former officer’s surviving spouse and not for its potential increase in cash-surrender-value. The anticipated cost of benefits to the spouse are also classified in operating expenses.

Rule 5-03(b)(7) does not in our view offer specific guidance on the gains on life insurance proceeds but rather specific guidance on the following: dividends, interest on securities, profits on securities and other miscellaneous income. We can see how this might be classified as “miscellaneous income” by a reviewer but due to the intent and nature of the transaction, we considered it to be better classified in operating expense (income) as discussed above.

Recent guidance from both the Commission and the Financial Accounting Standards Board have expressed that there should be fewer transactions excluded from the calculation of operating income. We believed that this further supported our classification as similar to a gain on sale of assets as required in Statement of Financial Accounting Standard (SFAS) No. 144. Guidance is also found in the “Disclosure” section of Staff Accounting Bulletin 104 (Question 1, pages 75-78). Footnote 68 reads, “Gains or losses from the sale of assets should be reported as “other general expenses” pursuant to Regulation S-X, Article 5-03(b)(6). Any material item should be presented separately.”

As discussed in AICPA TPA 5400.04 and APB Opinion 30, the receipt of life insurance proceeds may be infrequent but not unusual. Therefore, we determined that it could not be considered an “extraordinary item” and should be reported as a separate line item. We believed it was analogous to the disposition of a long-lived asset as contemplated by SFAS 144. SFAS No. 144.45 states that if a gain or loss of long-lived assets is recognized that is not a component of an entity, the transaction should be included in “income from operations”. We believed that the separate line item on the face of the income statement and footnote was adequate in providing disclosure of the infrequency of this transaction.

8.	Please explain the basis for your classification of the receipt of life insurance proceeds within cash flows from investing activities. Refer to the classification guidance in paragraph 22.c. of SFAS No. 95 where the nature of the insurance coverage impacts the classification.

Response:

We believed that the life insurance proceeds would be treated as investing cash flows similar to the increase in cash surrender value. However, upon further review of the guidance contained in

SFAS No. 95 in paragraph 16 and 22, the Company agrees that the classification of the receipt of life insurance proceeds could be better classified as an operating activity. All future filings will include this change.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies, page 24

Revenue Recognition, page 25

9.	You indicate that your revenue from engineering design and development services is recognized as costs are incurred utilizing the percentage-of-completion method. Tell us more about the nature of the service contracts and explain why you believe it is appropriate to use contract accounting for those arrangements. In this regard, footnote 1 of SOP 81-1 indicates that the SOP is not intended to apply to service transactions.

Response:

Revenue from engineering and development services is generated from reimbursed costs associated with the design and manufacture of a customer’s product. The actual service to be provided is determined in advance and customer approval is obtained. Costs associated with providing these services are accumulated into specific project accounts. Upon the completion of each of these individual projects revenue related to the contracted service is recognized and all associated accumulated costs are expensed through costs of sales.

The Company agrees that the wording of “percentage-of-completion” may not be the most descriptive wording to describe the Company’s accounting policy for recognition of revenue. We will change the paragraph to read the following language in all future filings:

“Revenue from engineering design and development services, which services are generally performed under contract for short term durations, is recognized only after performance of the service is completed. Revenue from engineering design and development services is less than one percent of total revenue in each of the fiscal years presented.”

10. Quarterly Financial Data (Unaudited), page 34

10.	Explain the reasons for the significant net income during the quarter ended July 2, 2005. Tell us how you considered the guidance of Item 302(a)(3) of Regulation S-K regarding this unusual item and whether management considers this to be a trend in the future.

Response:

The increase in net income during the fourth quarter of the fiscal year ended July 2, 2005 is specifically related to the following items: (1) significant increase in revenue, (2) product mix change and (3) the gain on life insurance proceeds. Each of these items is discussed in the filing. Item 302(a)(3) of Regulation S-K requires disclosure of the effect of unusual or infrequently occurring items. The gain on life insurance proceeds would fall under this requirement and is thoroughly disclosed in the “Results of Operations” under the sub-caption “Gain on Life Insurance Proceeds” on page 12.

Form 10-Q for the quarter ended October 1, 2005

Note 6. Stock Options

11.	It is not clear that you have provided all the disclosures required by SAB 107 H. “First Time Adoption of Statement 123R in an Interim Period.” Please revise or tell us why the disclosures called for by SAB 107 are not applicable.

Response:

The effect of FAS No. 123R was determined not to be material as disclosed on page 7, “Because the Company does not have a significant number of non-vested options outstanding the adoption of SFAS No. 123(R) did not have a material impact on operating results.”

The Company adopted FAS 123R by applying the modified prospective method. Its effect is disclosed in the table in comparative quarters on page 7. The total effect to net income was $20,000 during the quarter and would have been $32,000 in the previous year’s same quarter. The total amount to be expensed in future periods was calculated and disclosed as a total of only $25,000 remaining costs to be expensed in future quarters.

DataMonitor USA Report

12.	Please note that during the staff’s review, a public report from DataMonitor USA was obtained that indicates Key Tronic became a wholly-owned subsidiary of WinWholesale in May 2005. While this information could not be substantiated based on the staff’s review of available information on Key Tronic, the staff wanted to make the Company aware of this information should it need to contact DataMonitor USA to correct the report.

Response:

We appreciate the Staff communicating this inaccurate information. We have contacted DataMonitor USA and have been advised by DataMonitor USA that this report will be corrected.